UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Mountjoy Enterprises, Inc.

Legal status of issuer

> **Form**
> Corporation

> *Jurisdiction of Incorporation/Organization*
> California

> *Date of organization*
> June 23, 2017

Physical address of issuer
1360 N. McDowell Blvd. Suite 1A, Petaluma, California 94954

Website of issuer
www.mountjoysparkling.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank and Trust

Type of security offered
Crowd Notes

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
March 9, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	Most recent fiscal year-end December 31, 2018	**Prior fiscal year-end December 31, 2017**
Total Assets	$241,877.12	$109,721.07
Cash & Cash Equivalents	-$1,108.63	$113.22
Accounts Receivable	$41,650.45	$3,679.80
Short-term Debt	$70,000.00	$32,889.15
Long-term Debt	$4,363.03	$0.00
Revenues/Sales	$421,896.71	$3,680.00
Cost of Goods Sold	$216,436.75	$0.00
Taxes Paid	$18,129.76	$0.00
Net Income	-$239,016.27	-$136,222.28

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

December 30, 2019

FORM C

Up to $107,000.00

Mountjoy Enterprises, Inc.

MOUNTJOY®
SPARKLING

Crowd Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Mountjoy Enterprises, Inc., a California Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $107,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The Intermediary will not receive a commission and the issuer will not owe a commission to the Intermediary at the conclusion of the Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0.00	$100.00
Aggregate Minimum Offering Amount	$25,000.00	$0.00	$25,000.00
Aggregate Maximum Offering Amount	$107,000.00	$0.00	$107,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The issuer will not owe a commission, whether cash or otherwise, to the Intermediary at the conclusion of the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.mountjoysparkling.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is December 30, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF.

INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include

words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.mountjoysparkling.com

1) The Company must continue to comply with the ongoing reporting requirements until:
2) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
3) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
4) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
5) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
6) the Company liquidates or dissolves its business in accordance with state law.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Mountjoy Enterprises, Inc. (the "Company") is a California corporation, formed on June 23, 2017. The Company conducts business under the name of "Mountjoy Sparkling".

The Company is located at 1360 N. McDowell Blvd. Suite 1A, Petaluma, California 94954.

The Company's website is www.mountjoysparkling.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
Mountjoy Sparkling designs, manufacturers, and markets cannabidiol (CBD) infused beverages. The Company creates cannabis-infused sparkling water from fresh filtered well water and full spectrum cannabis oils. The company utilizes a proprietary, full-spectrum process which, it believes, is uniquely suited to edibles and beverages to offer naturally flavored beverages with a hint of fruit, such as orange, peach, and lemon lime. Mountjoy licenses its brand for use on

beverages in the legal-cannabis space and provides related design, marketing, and product development services. The Company operates out of a warehouse in Petaluma, California which provides truck loading and staging bays and has access to established beverage distribution routes.

The Offering

Minimum amount of Crowd Notes being offered	$25,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Notes	$107,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$107,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	March 9, 2020
Use of proceeds	See the description of the use of proceeds on page 34 hereof.
Voting Rights	See the description of the voting rights on page 48 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of California on June 23, 2017. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We have incurred operating losses in the past, expect to incur operating losses in the future, and may not achieve or maintain profitability in the future.

We have incurred operating losses in the past, including the two recent fiscal years ended December 31, 2018 and December 31, 2017. We expect our operating expenses to increase in the future as we increase our sales and marketing efforts, continue to invest in research and development, expand our operating infrastructure, expand into new geographies, and develop new products and services. These efforts and expenses may be more costly than we expect, and we cannot guarantee that we will be able to increase our revenue to offset our operating expenses. Our revenue growth may slow or our revenue may decline for a number of other reasons, including reduced demand for our products and services, increased competition, a decrease in the growth or reduction in size of our overall market, or if we cannot capitalize on growth opportunities. If our revenue does not grow at a greater rate than our operating expenses, we will not be able to achieve and maintain profitability.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our CBD infused sparkling water is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved CBD infused beverages and thus may be better equipped than us to develop and commercialize CBD infused beverages products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our CBD infused sparkling water will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Our future success depends on our ability to maintain and continuously improve our quality management program.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any

claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, on our networks. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position. The expenses associated with protecting our information could reduce our operating margins.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations.

We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Alexander Mountjoy the Chief Executive Officer since the Company's inception in June of 2017 to the present. The Company has or intends to enter into employment agreements with Alexander Mountjoy although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Alexander Mountjoy could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other

business reasons. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the legal cannabis industry in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Alexander Mountjoy in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to this individual in the event of their death or disability. Therefore, if Alexander Mountjoy dies or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which a determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We have limited operational history in an emerging industry, making it difficult to accurately predict and forecast business operations.

As we have limited operations in our business, it is extremely difficult to make accurate predictions and forecasts on our finances. This is compounded by the fact that we operate in the cannabis, CBD, and/or hemp industries, which are rapidly transforming. There is no guarantee that our products or services will remain attractive to potential or current users as these industries undergo rapid change, or that potential customers will utilize our services.

CBD-infused products companies are subject to regulatory risks.

CBD-infused products companies are subject to risks associated with the federal government's and state and local governments' evolving regulation of hemp, hemp oil, CBDs, and CBD-infused products. We can provide no assurance that one or more federal agencies, such as the US Food and Drug Administration (the "FDA"), or state and local governments will not attempt to impose rules, regulations, moratoriums, prohibitions, or other restrictions or impediments upon CBD-infused products companies. Such regulatory action could have a material adverse effect on our Company.

CBD-infused products may be shown to have negative health and/or safety impacts upon consumers.

The health and safety impacts of CBDs have not yet been established via traditional scientific and/or clinical studies. If scientific and/or clinical studies ultimately demonstrate negative health and/or safety impacts upon consumers, our Company's business, financial conditions, and results of operations could be materially adversely affected.

The FDA considers the sale of most CBD-infused products to be illegal.

The only approved health use of CBD is the seizure drug Epidiolex. The FDA currently prohibits the sale of CBD in any unapproved health products, dietary supplements or food. In deference to the FDA's position, various states and municipalities have similarly declared that the sale of certain CBD-infused products is illegal. There can be no guarantee that this regulatory hostility to CBDs will be resolved favorably to the CBD products industry. Aggressive law enforcement against the CBD industry by federal, state or local authorities and agencies could have a material adverse effect upon our Company.

Our manufacturing facility is subject to FDA regulations.

Manufacturers of tobacco and/or cannabis or cannabis related products must comply with FDA regulations which require, among other things, compliance with the FDA's evolving regulations on Current Good Manufacturing Practices ("cGMP(s)"), which are enforced by the FDA through its facilities inspection program. The manufacture of products is subject to strict quality control, testing and record keeping requirements, and continuing obligations regarding the submission of safety reports and other post-market information. We cannot guarantee that our current manufacturing facility will pass FDA inspections and/or similar inspections in foreign countries to produce our products, or that future changes to cGMP manufacturing standards will not also negatively affect the cost or sustainability of our manufacturing facility.

Hemp and CBD-infused products are illegal if they exceed 0.3% THC.

Hemp and CBD-infused products which exceed a THC concentration of 0.3% are illegal. Any failure to keep the THC concentration in hemp or CBD-infused products below 0.3% could subject us to action by regulatory authorities and/or to lawsuits by consumers, which could have a material adverse effect upon our Company's business. In addition, the approval of medical and recreational marijuana by many states has created a situation in which it may be difficult or impossible for

regulators and courts to determine whether the THC levels reflected in consumers' blood tests are the result of CBD-infused products or THC-infused products. This may result in regulatory actions or lawsuits that could have a material adverse effect upon our Company's business. Also, certain hemp products may, over time, gradually increase their THC concentration, and this may ultimately cause such products to exceed the 0.3% THC concentration level, making such products illegal in certain jurisdictions. If this happens, we could be subject to regulatory action that could have a material adverse effect upon our Company.

A hemp crop can accidentally start growing marijuana.
Unexpected pollination can easily happen in outdoor fields, given cannabis plants can, given the opportunity, grow abundantly in the wild and their pollen can travel for significant distances.

The extraction process for CBD and THC is essentially the same.
As a consequence, CBD can be contaminated with THC, chemical solvents or pesticides if the extraction process is done improperly.

Cannabis remains illegal under Federal law.
Despite the development of a legal cannabis industry under the laws of certain states, these state laws legalizing medical and adult cannabis use are in conflict with the Federal Controlled Substances Act, which classifies cannabis as a "Schedule-I" controlled substance and makes cannabis use and possession illegal on a national level. While legislation has been introduced to Congress in the form of the "Marijuana 1-to-3 Act," this legislation has not been passed as of December 1, 2019. Further, the United States Supreme Court has ruled that the Federal government has the right to regulate and criminalize cannabis, even for medical purposes, and thus Federal law criminalizing the use of cannabis preempts state laws that legalize its use. However, the Obama Administration determined that it is not an efficient use of resources to direct Federal law enforcement agencies to prosecute those lawfully abiding by state laws allowing the use and distribution of medical and recreational cannabis. There is no guarantee that the Trump Administration will not change the Federal government's stated policy regarding the low-priority enforcement of Federal laws in states where cannabis has been legalized. Any such change in the Federal government's enforcement of Federal laws could cause significant financial damage to us and our shareholders.

We may have difficulty accessing the service of banks, which may make it difficult to contract for real estate needs.
Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statute and the Bank Secrecy Act. Recent guidance issued by FinCen, a division of the U.S. Department of the Treasury, clarifies how financial institutions can provide services to cannabis-related businesses consistent with their obligations under the Bank Secrecy Act. Furthermore, supplemental guidance from the U.S. Department of Justice directs federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. Nevertheless, banks remain hesitant to offer banking services to cannabis-related businesses. Our inability to maintain our current bank accounts would make it difficult for us to operate our business, increase our operating costs, and pose additional operational, logistical and security challenges and could result in our inability to implement our business plan.

Due to our involvement in the cannabis industry, we may have a difficult time obtaining the various insurances that are desired to operate our business, which may expose us to additional risk and financial liabilities.

Insurance that is otherwise readily available, such as workers' compensation, general liability, and directors and officer's insurance, may be more difficult for us to find and more expensive. There are no guarantees that we will be able to find such insurances in the future, or that the cost will be affordable to us. If we are forced to go without such insurances, it may prevent us from entering into certain business sectors, may inhibit our growth, and may expose us to additional risk and financial liabilities. We do carry general liability insurance. We do not currently hold any other forms of insurance, including directors' and officers' insurance. Because we do not have any other types of insurance, if we are made a party of a legal action, we may not have sufficient funds to defend the litigation. If that occurs a judgment could be rendered against us that could cause us to cease operations.

Assets leased to cannabis businesses may be forfeited to the federal government.

Any assets used in conjunction with the violation of federal law are potentially subject to federal forfeiture, even in states where cannabis is legal. If the federal government decides to initiate forfeiture proceedings against cannabis businesses, we may lose all of our assets.

Investors risk criminal liability and the cannabis business's assets are subject to forfeiture.

Because marijuana is federally illegal, investing in cannabis businesses could be found to violate the Controlled Substances Act. Investors and company directors or management could be indicted under federal law, and all of the assets contributed to the Company, including real property, cash, equipment and other goods, could be subject to asset forfeiture.

Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us.

Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of aluminum, plastics, glass, ethanol, industrial hemp, herbs and flavorings, carbon dioxide, cardboard, fuel and electricity. The

sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of industrial hemp, ethanol, herbs and flavorings, carbon dioxide as well as aluminum, glass jars, plastic trays, corrugated fiberboard and plastic packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

The consolidation of retail customers could adversely affect us.

Retail customers, such as supermarkets, warehouse clubs, and beverage distributors in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control

such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Growth rates higher than planned, industrial hemp crop failure or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.
Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.
We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Inability to secure co-packers for our products could impair our operations and substantially reduce our financial results
Although we do not currently rely on co-packers for our products, any dependence on co-packers would put us at substantial risk in our operations. If we were to require new co-packing relationships for other products, we may be unable to establish such relationships on favorable terms, if at all.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.

Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Sales of a limited number of products and flavors contributed to all of our cash flow.

A reduction in the sale of our products would have a material adverse effect on our ability to achieve future growth. All of our net sales for the year ended December 31, 2017 resulted from sales of our Mountjoy Sparkling CBD products. During the year ended December 31, 2018, approximately 95% of our sales came from sales of our Mountjoy Sparkling CBD products. All of our secondary licensing, services and raw materials sales represent a relatively small portion of our sales. We cannot be certain that we will be able to continue to commercialize or expand distribution of our existing Mountjoy Sparkling CBD of products or that any of our future food products will be accepted in their markets. Any inability on our part to stay current with food and consumer trends through new products could have a material adverse effect on our business performance.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our products:

- the introduction of competitive products;
- changes in consumer preferences among CBD or Hemp infused beverage products;
- changes in awareness of the social effects of farming and hemp production;
- changes in consumer perception about trendy snack products;
- changes in consumer perception regarding the healthfulness of our products;
- the level and effectiveness of our sales and marketing efforts;
- any unfavorable publicity regarding CBD infused or Hemp infused products or similar products;
- any unfavorable publicity regarding our brand;
- litigation or threats of litigation with respect to our products;
- the price of our products relative to other competing products;
- price increases resulting from rising commodity costs;
- any changes in government policies and practices related to our products, labeling and markets;
- regulatory developments affecting the manufacturing, labeling, marketing or use of our products;
- new science or research that disputes the healthfulness of our products; and
- adverse decisions or rulings limiting our ability to promote the benefits of CBD or Hemp products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

As we execute our business plan, we expect to come to rely, in part, on third-party co-manufacturers to maintain the quality of our products.

The failure or inability of co-manufacturers to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Additionally, certain retail customers require any third-party co-manufacturer to maintain minimum independent certifications, such as SQF Level 2 Certification or Hazard Analysis and Critical Control Points, or HACCP, certification. However, potential third-party co-manufacture[s may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party co-manufacturer fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new co-manufacturer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

As a beverage for human consumption production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).

We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.

We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The industrial hemp and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement

weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

We are currently an attractive brand for our customers because our products are high quality and generate retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.

We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or

forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

Failure to execute our inventory management process could adversely affect our business.
We must also properly execute our inventory management strategies by appropriately allocating merchandise among our stores, timely and efficiently distributing inventory to stores, maintaining an appropriate mix and level of inventory in stores, appropriately changing the allocation of floor space of stores among product categories to respond to customer demand and effectively managing pricing and markdowns, and there is no assurance we will be able to do so. Failure to effectively execute our inventory management strategies could adversely affect our performance and our relationship with our customers.

Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.
Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes, tornadoes, wildfires or droughts, whether occurring in the United States or abroad, could disrupt our supply chain operations, or result in political or economic instability. Any of the foregoing events could result in property losses, reduce demand for our products or make it difficult or impossible to obtain merchandise from our suppliers.

Extreme weather conditions in the areas in which our facilities are located could adversely affect our business. For example, heavy snowfall, rainfall or other extreme weather conditions over a prolonged period might make it difficult to transport and deliver our products and thereby reduce our sales and profitability. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. Reduced sales from extreme or prolonged unseasonable weather conditions could adversely affect our business.

We may not timely identify or effectively respond to consumer trends or preferences, whether involving physical retail, e-commerce retail or a combination of both retail offerings, which could negatively affect our relationship with our customers and the demand for our products and services.
It is difficult to predict consistently and successfully the products and services our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing products at our stores and clubs,

through our e-commerce businesses or through the combination of both retail offerings. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers and they continue to increase in importance, particularly as a result of digital tools and social media available to consumers and the choices available to consumers for purchasing products online, at physical locations or through a combination of both retail offerings. Failure to timely identify or effectively respond to changing consumer tastes, preferences (including the key factors described above) and spending patterns, whether for our physical retail offerings, e-commerce offerings or through a combination of these retail offerings, could negatively affect our relationship with our customers and the demand for our products and services.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.
The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

We depend upon designers, vendors and other sources of merchandise, goods and services.
Our business could be affected by disruptions in, or other legal, regulatory, political or economic issues associated with, our supply network. Our relationships with established and emerging designers have been a significant contributor to our past success. Our ability to find qualified vendors and access products in a timely and efficient manner is often challenging. In addition, our procurement of all our goods and services is subject to the effects of price increases, which we may or may not be able to pass through to our customers. All of these factors may affect our ability to access suitable merchandise on acceptable terms, are beyond our control and could negatively affect our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot be sure that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We may be required to collect sales tax on our direct marketing operations.
With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or

should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Many of our supply agreements require us to indemnify our customers and distributors from third-party infringement claims, and require that we defend those claims and might require that we pay damages in the case of adverse rulings. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as Frontier Label, Poly Blow Molding, Capital Corrugated, West Coast Container, Gold Coast Ingredients, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.
Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had

offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company depends on the performance of distributors, carriers and other resellers.
The Company distributes its products through wholesalers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. The Company also sells its products and third-party products in most of its major markets directly to customers, consumers, and small and mid-sized businesses through its distribution network and retail stores.

Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales, including staffing selected resellers' stores with Company employees and contractors, and improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

We may be subject to litigation despite compliance with regulations and industry standards.
We spend substantial resources ensuring that we comply with governmental safety regulations, mobile and stationary source emissions regulations, and other standards. Compliance with governmental standards, however, does not necessarily prevent individual or class actions, which can entail significant cost and risk. In certain circumstances, courts may permit tort claims even where our products comply with federal and/or other applicable law. Litigation also is inherently expensive and uncertain, and we could experience significant adverse results, including negative public opinion.

We own or are licensed under a number of U.S. trademarks and copyrights.
Our intellectual property rights may expire or be challenged, invalidated or infringed upon by third parties or we may be unable to maintain, renew or enter into new licenses of third party proprietary intellectual property on commercially reasonable terms. Any of these events or factors could diminish or cause us to lose the competitive advantages associated with our intellectual property, subject us to judgments, penalties and significant litigation costs, and/or temporarily or permanently disrupt our sales and marketing of the affected products or services.

Demand for and pricing of our products are subject to economic conditions and other factors present in the various markets where the products are sold.
Demand for our products is subject to the level of consumer demand for CBD infused beverages. The level of new CBD infused beverage purchases is cyclical, affected by such factors as general economic conditions, interest rates and availability of credit, consumer confidence, patterns of consumer spending. Consumer preferences also impact the demand for new CBD infused beverage purchases. A decrease in demand due to any of these factors would have a negative effect on our business and operations.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, the Company's current owner, Alex Mountjoy beneficially owns 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage

a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Mountjoy currently sells its sparkling waters through distributors and in retail stores. The Company currently has distributors in seven states. Retail outlets include groceries, including small chains, convenience stores, health food and specialty stores. The Company plans to begin increasing its distribution of CBD-infused beverages in the coming months to 15 additional states. The company utilizes a proprietary, full-spectrum process which, it believes, is uniquely suited to edibles and beverages to offer naturally flavored beverages with a hint of fruit, such as orange, peach, and lemon lime.

Business Plan
Mountjoy Sparkling CBD, is a full-spectrum CBD beverage targeted at the mainstream consumer beverage market. It is designed as a healthy alternative to alcoholic drinks and sugary sodas. The Company has continued its expansion efforts by improving on the key areas: product and messaging and distribution. Specifically, (i) keep revisiting existing products for opportunities for improvement, and seek out market opportunities to build on what the Company already does well; (ii) message directly to consumers, in order to constantly seem fresh and new; (iii) expand distribution, contract by contract, across the U.S., with the goal of making the product as broadly and universally available to consumers as possible. Today, Mountjoy Sparkling is distributed in seven states across the U.S., with intentions to reach 22 states in 2020. The Company intends to continue to lower production costs by increasing automation at its bottling plant and to introduce a new aluminum can format for its CBD infused sparkling water in early 2020. The Company also strategically outsources services of key departments to keep staffing overhead low.

The bulk of Mountjoy's revenue comes from sales to distributors. On average, a full truck load of our products nets $64,800 (24 pallets at $2,700 per pallet), which includes a 25% distributor discount off regular wholesale. The Company's CBD beverages are distributed through standard beverage channels, alongside beer, energy drinks and bottled waters and are sold in groceries, convenience stores, gas stations, bars, and other beverage retailers. Currently, Mountjoy Sparkling Water is sold in retail stores with the assistance of 14 distributors in seven states across the U.S. and is also available for purchase through the Company's website. Drinks currently range in price from $30 for a six-pack, $55 for a 12-pack, and $100 for a case of 24 bottles.

History of the Business

Mountjoy Enterprises Inc., was formed on June 23, 2017. Using the brand name "Mountjoy Sparkling", the Company began providing its products in California and later expanded to six additional states. Mountjoy Sparkling generated $3,690 in gross revenues in its first year of operations. By October 30, 2019, the Company has generated $822,084 in revenue over the 30 months since its inception.

The Company's Products

Product / Service	Description	Current Market
Mountjoy Sparkling CBD Infused Water	Mountjoy Sparkling provides water infused with full-spectrum industrial hemp extract rich in CBD and infuses it into its zero calorie, zero sugars, zero carbs beverage	Mountjoy Sparkling's target market consists of grocery stores, convenience stores, gas stations, and other retailers of consumer beverages nationwide.

The Company is constantly researching and developing new flavors and varieties which it thinks might appeal to its customers. For 2020, the Company plans to use proceeds from this Offering to introduce a 355 ml sleek aluminum can to provide more flexibility in its available packaging options. The Company also intends to expand its CBD-infused beverage offerings.

Our products are distributed by beverage distributors to groceries, gas stations, convenience and specialty stores in seven states across the U.S.: Washington, California, Oklahoma, Missouri, Michigan, Illinois, and Florida. We also sell directly to retailers in areas not yet served by distributors, and directly to consumers via our online store.

Competition

The Company's primary competitors include: Recess, Queen City Hemp, Sprig, Sweet Reason, and Weller.

Recess: Founded in 2017, Recess is a consumer wellness brand offering sparkling water infused with hemp extract. The Company offers flavors for sparkling water like blackberry chai, peach ginger, and pomegranate hibiscus. Each flavor of sparkling water is made with hemp extract (typically 10mg of broad-spectrum oil), American ginseng, L-theanine, schisandra, filtered water, flavor concentrate, and cane sugar. An eight-pack of 12oz cans sells for $39.99 on the Recess website. Since the Company launched in October 2018, it has sold around 400,000 cans. It has raised $3 million in total as of February 2019.

Queen City Hemp: Founded in 2015, Queen City Hemp is a provider of a range of CBD products including seltzers, oils, and topical creams. The Company's seltzers come in four different flavors: blood orange, passion fruit, guava, and lemon lavender. Ingredients in Queen City Hemp seltzers include carbonated water, natural flavors, sorbate, and 5mg of CBD from hemp extract. A twenty-four pack of 12oz cans can be purchased on the Company's website for $89.99. Queen City Hemps' oils and topical creams come with higher doses of CBD and range in price from $39.99 to $59.99. In January 2019, the Company expanded its product availability to all 50 states.

Sprig: Founded in 2015, Sprig produces CBD-infused sparkling water. The Company currently offers flavors including citrus, citrus zero sugar, lemon tea zero sugar, and melon zero sugar. Each can of Sprig sparkling water is made with 20mg of CBD isolate, derived from hemp. Other ingredients found in Sprig sparking water includes carbonated water, cane sugar, flavor extract, gum arabic, fruit and vegetable juice, and beta carotene. A twelve-pack of 12oz cans sells for $50.00. Sprig became the most-widely distributed CBD drink in the United States in 2019. The Company has raised $2.8 million so far in funding.

Sweet Reason: Founded in 2018, Sweet Reason is a CBD-infused beverage brand. The Company currently offers three flavors of CBD-infused sparkling water, grapefruit, cucumber mint, and strawberry lavender. Drinks are made with carbonated water, natural flavors, and 7mg of CBD isolate from organic hemp. A six-pack of 12oz cans sells for $39.99 on the Sweet Reason website. Sweet Reason drinks are currently offered in around 200 retailers in New York. The Company raised $2.5 million in a seed round led by Lerer Hippeau with participation from RiverPark Ventures, Max Ventures, Subversive Capital, and angel investors in July 2019.

Weller: Founded in 2017, Weller provides an assortment of CBD-infused products including a water-soluble CBD powder, CBD-infused sparkling water, and CBD-infused coconut bites. These products contain 0% THC, are lab-tested and verified for potency, and contain 25 mg of broad-spectrum hemp extract per serving. Weller Snacks products can be purchased through the Company's website, with prices ranging from $14.99 for three packages of coconut bites to $80 for the Barista Blend water-soluble CBD powder. In July 2019, the Company raised a $3 million Series Seed round, of which MicroVentures participated, bringing its total funding amount to date to $4.25 million.

Mountjoy Sparkling also competes with other health conscious beverages and energy drinks marketed to adults. General competition in the beverage industry includes products owned by multinational corporations with significant financial resources. These competitors can use their resources and scale to rapidly respond to competitive pressures and changes in consumer preferences by introducing new products, reducing prices or increasing promotional activities. Demonstrating the quality and value of Mountjoy's products, and addressing the needs of consumers with fresh, resonant messages are the critical factors for the success of the Company.

Customer Base
Our principal customers are beverages distributors. In states or regions not yet covered by our distributors, we sell directly to groceries, bars, specialty stores and convenience stores. We also sell directly to consumers via our online stores.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5284170	Class 32: Non-	Mountjoy	October 21, 2016	September 12, 2017	United States of America

alcoholic beverages, namely, flavored carbonated beverages, carbonated water and mineral water.					

Governmental/Regulatory Approval and Compliance

Mountjoy Sparkling's business has been and will continue to be subject to the Food and Drug Administration and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by various governmental bodies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1360 N. McDowell Blvd. Suite 1A, Petaluma, California 94954.

The Company conducts business in California and has agreements with distributors in Florida, Georgia, Washington, South Carolina, Missouri, Michigan, and California.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Occidental Power Company	C-Corporation	California	October 5, 2016	100.0%

Occidental Power Company is the wholly owned subsidiary of Mountjoy Enterprises, Inc. through which Mountjoy is able to manufacture, bottle, and sell THC-infused sparking water. Accordingly, Mountjoy has executed agreements with Occidental Power Company concerning the usage of certain intellectual property and manufacturing processes. Please see the Related Persons Transactions for additional information.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
General Marketing	37.38%	$9,346	37.38%	$40,000
Research and Development	6.54%	$1,635	6.54%	$7,000
Manufacturing	56.08%	$14,019	56.07%	$60,000
Total	**100.00%**	**$25,000**	**100.00%**	**$107,000**

This Use of Proceeds table does not include a $1,000 fee for legal services related to this Offering. Further, it is not inclusive of fees paid for use of the iDisclose Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Customer demand changes or other changes in supplier agreements.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors & Officers
The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Alexander Mountjoy

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director & Chief Executive Officer, June 2017 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Alexander has been the CEO and Founder for Mountjoy Sparkling since its incorporation in 2017. Prior to becoming CEO, Alexander was a serial entrepreneur with 25 years of leadership experience in product design and innovation, domestic and overseas manufacturing, sales management, and factory engineering. He has a Bachelor of Art in Physics from Tufts University.

Mountjoy Sparkling was conceived on the eight-acre ranch in Sonoma County, California that Alex calls home.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has four employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount authorized	10,000,000
Amount outstanding	2,000,000
Voting Rights	Each holder of common stock shall be entitled to one vote for each share held.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

SAFEs

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$360,000
Valuation Cap	$5 million
Discount	80%
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	In the event that the Crowd Notes convert to shares of Preferred Stock, they will be subject to eventual dilution in the same manner as all ownership interests.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	On the initial closing of an Equity Financing, the SAFEs will automatically convert into a number of shares of SAFE Preferred Stock equal to either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$175,000
Valuation Cap	$4 million
Discount	80%
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	In the event that the Crowd Notes convert to shares of Preferred Stock, they will be subject to eventual dilution in the same manner as all ownership interests.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	On the initial closing of an Equity Financing, the SAFEs will automatically convert into a number of shares of SAFE Preferred Stock equal to either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$50,000
Valuation Cap	$5 million
Discount	50%
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	In the event that the Crowd Notes convert to shares of Preferred Stock, they will be subject to eventual dilution in the same manner as all ownership interests.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	On the initial closing of an Equity Financing, the SAFEs will automatically convert into a number of shares of SAFE Preferred Stock equal to either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

Warrants

Type of security	Warrant (CannaAngels)
Amount outstanding	Exercisable for a number of Common Stock shares equal to 0.5% of the Company's fully-diluted capitalization as of November 20, 2017, subject to recapitalization adjustments.
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	In the event that the Crowd Notes convert to shares of Preferred Stock, they will be subject to eventual dilution in the same manner as all ownership interests.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.5%

Type of security	Warrant (Ackrell Capital)
Amount outstanding	Exercisable for a number of Common Stock shares equal to 1% of the Company's fully-diluted capitalization as of June 2, 2018, subject to recapitalization adjustments.
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	In the event that the Crowd Notes convert to shares of Preferred Stock, they will be subject to eventual dilution in the same manner as all ownership interests.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	1%

The Company has the following debt outstanding:

Promissory Notes

Type of debt	Promissory Note
Name of creditor	Elizabeth Westerfield
Amount outstanding	$10,000.00
Interest rate and payment schedule	10% APR; interest paid monthly
Maturity date	This note is due in full on March 31, 2020.
Other material terms	A funding fee equal to 10% of the principle was due and payable upon the close of the agreement, This Note may be converted into a SAFE note at a $5 million valuation cap with an 80% discount rate

Type of debt	Promissory Note
Name of creditor	Khaki Westerfield
Amount outstanding	$10,000.00
Interest rate and payment schedule	10% APR; interest paid monthly
Maturity date	This Note is due in full on March 31, 2020.
Other material terms	A funding fee equal to 10% of the principle was due and payable upon the close of the agreement, At the discretion of the Note Holder, this Note may be converted into a SAFE Note at a $5 million valuation cap with an 80% discount rate

Type of debt	Short Term
Name of creditor	Wray Grigorakis
Amount outstanding	$70,000.00
Interest rate and payment schedule	10% APR; interest paid monthly
Maturity date	This Note is due in full on March 31, 2020.
Other material terms	A funding fee equal to 10% of the principle was due and payable on April 30, 2018

Type of debt	Short Term
Name of creditor	Janet Beaty
Amount outstanding	$20,000.00
Interest rate and payment schedule	10% APR; interest paid monthly
Maturity date	This Note is due in full on March 31, 2020.
Other material terms	A funding fee equal to 10% of the principle was due and payable upon the close of the agreement, At the discretion of the note holder, this Note may be converted into a SAFE Note at a $5 million valuation cap with an 80% discount rate

Type of debt	Short Term
Name of creditor	Janet Beaty
Amount outstanding	$40,000.00
Interest rate and payment schedule	10% APR; interest paid monthly
Maturity date	This Note is due in full on March 31, 2020.
Other material terms	A funding fee equal to 10% of the principle was due and payable upon the close of the agreement, At the discretion of the note holder, this Note may be converted into a SAFE Note at a $5 million valuation cap with an 80% discount rate.

Type of debt	Short Term
Name of creditor	Scott Brown
Amount outstanding	$20,000.00
Interest rate and payment schedule	10% APR; interest paid monthly
Maturity date	This Note is due in full on March 31, 2020.
Other material terms	A funding fee equal to 10% of the principle was due and payable upon the close of the agreement, At the discretion of the note holder, this Note may be converted into a SAFE Note at a $5 million valuation cap with an 80% discount rate.

Lines of Credit

Type of debt	Line of Credit
Name of creditor	Citibank Credit Card
Amount outstanding	$16,153
Interest rate	15% APR
Payment schedule	Payment is made monthly
Other material terms	None

Type of debt	Line of Credit
Name of creditor	Citibank Credit Card
Amount outstanding	$16,153
Interest rate	15% APR
Payment schedule	Payment is made monthly
Other material terms	None

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	N/A	$565,000.00	General working capital	June 2017	Rule 506(b)

Ownership
The Company is wholly-owned by Alexander Mountjoy.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Alexander Mountjoy	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$205,457.00	-$215,040.00	$0.00

Operations

The Company completed its Simple Agreement for Future Equity (SAFE) round of financing on August 31, 2019. Following the Offering, we should have enough liquidity to execute our business plan until March 31, 2020. Our significant challenges are (a) uncertainty among retail buyers, beverage distributors, state and local health department officials as to the FDA legality of hemp-derived products; (b) reaching consumers with our marketing message; (c) improving our product and our messaging to remain competitive in the face of evolving competition and consumer preferences.

As of Q3 2019, the Company has generated a net loss of $618,207 since inception. Year-to-date, the Company has incurred a net loss of $243,904 as of Q3 2019, up 9% from a net loss of $224,053 over the same period in 2018. On average, the Company has had a monthly net loss of $24,908 year-to-date for 2019. As of the close of November 1, 2019, the Company had $18,419 in cash on hand and an average monthly cash burn of $19,565 in 2019. The Company intends to rely on selling inventory, filling upcoming orders, and raising additional capital from supportive investors to fund operations over the near future. Net Income losses for 2019, 2018, and 2017 were $243,904, $238,081, and $136,222 respectively.

The Company intends to achieve profitability in the next 12 months by expanding distribution to 22 states and by increasing distribution coverage in those states where we already distribute.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically funding our ongoing marketing initiatives and maintaining an adequate inventory of raw materials to meet demand.

The Offering proceeds will have a beneficial effect on our liquidity. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. As of October 31, 2019, we had $18,419 in cash on hand, which will be augmented by our continued operations and the Offering proceeds, and will be used to execute our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 107,000 of Crowd Notes for up to $107,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 9, 2020 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank and Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

The issuer will not owe a commission or any other form of compensation to the Intermediary at the conclusion of the Offering.

Stock, Warrants and Other Compensation

The issuer will not owe a commission or any other form of compensation to the Intermediary at the conclusion of the offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Note instrument in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 10,000,000 shares of common stock, of which 2,000,000 common shares will be issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Valuation Cap

$4.5 million for Purchasers of the first $25,000.00 in principal amount of the Crowd Notes; $5.5 million for Purchasers of the remainder of the Crowd Notes following the purchase by Purchasers of the first $25,000.00 in principal amount of the Crowd Notes.

Discount

20%

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

   a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

      i. Converting this Crowd Note into that number of Conversion Shares equal to the quotient obtained by dividing the Purchase Price by the Conversion Price, or

      ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

Crowd Note Definitions

1. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

2. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal:

   i. Investors that purchase the first 25,000 Crowd Notes and thereby fund the first $25,000.00 will receive Crowd Notes with a conversion provision based on a $4.5 million valuation cap instead of a $5.5 million valuation cap. That means, in connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share paid for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per unit based on a $4.5 million valuation cap [instead of $5.5 million].

   ii. The lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

3. "**Corporate Transaction**" shall mean: the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets, the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity), the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

4. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

5. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

6. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

7. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000

8. "**Outstanding Principal**" shall mean the total of the Purchase Price.

9. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

10. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is

identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    (i) Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    (ii) Shadow Series shareholders shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does have voting agreements in place. A description of such agreement follows: the "Irrevocable Proxy" shall outline the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investors in the Crowd Note.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms
- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Supply of Goods

Related Person/Entity	Alexander Mountjoy
Relationship to the Company	Occidental Power Company CEO
Total amount of money involved	$16,200 paid to Mountjoy
Benefits or compensation received by related person	Packaged cannabis-infused sparkling water beverages
Benefits or compensation received by Company	Payments of $2.25 per packaged product with a minimum of 1440 units per flavor.
Description of the transaction	Goods and production services related to the manufacture of cannabis infused beverage products.

Intellectual Property Licensing

Related Person/Entity	Alexander Mountjoy
Relationship to the Company	Occidental Power Company CEO
Total amount of money involved	$22,140 paid to Mountjoy
Benefits or compensation received by related person	License fee based on a royalty of 3% per unit of product that uses Licensor IP.
Benefits or compensation received by Company	Monetary payments shall be made within thirty (30) days following the calendar quarter in which such sales are made.
Description of the transaction	IP licensing Fees

Loans

Related Person/Entity	Alexander Mountjoy
Relationship to the Company	CEO
Total amount of money involved	$60,000.00
Benefits or compensation received by related person	10% Annual Percentage Rate
Benefits or compensation received by Company	Working Capital
Description of the transaction	Short term loan retired on November 15, 2019

Rent

Related Person/Entity	Alexander Mountjoy
Relationship to the Company	CEO
Total amount of money involved	$12,500.00
Benefits or compensation received by related person	Rent payments of $12,500.00
Benefits or compensation received by Company	1,500 square foot space to manufacture located at 13875 Occidental Rd.; month-to-month basis for five months.
Description of the transaction	Rent

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER MATERIAL INFORMATION

Proposed All-Stock Acquisition

The Company is currently in preliminary negotiations to acquire a certain CBD-infused product manufacturing company. This target company possesses formulations related to CBD-infused beverages, and equipment to manufacture such formulations, which we believe are complementary to our existing formulations and manufacturing equipment. We anticipate that the proposed acquisition will be structured as a stock-for-ownership interests transaction, whereby the Company would sell a 49% equity interest in its wholly-owned subsidiary, Occidental Power Company, in exchange for 100% of the ownership interests of the target company. Additionally, as part of the acquisition, we plan to hire, with a stock compensation package, the chief product formulation engineer of the target company. This engineer's primary duties are expected to include: (i)

developing new product formulations for our Company, and (ii) developing manufacturing methods for new products.

We believe that the proposed acquisition, will assist us in achieving the following strategic objectives:

- To add additional processes, recipes and know-how related to product formulations and production in the areas of water-soluble concentrates and body care.
- To increase revenues from Mountjoy's industrial hemp beverage brand by introducing new flavors, formats and products.
- To increase revenues from Mountjoy's legal cannabis beverage brand by providing new beverage products, flavors and formats to our subsidiary, Occidental Power Company.
- To increase sales through coordinated marketing and sales efforts.
- To develop an ongoing product development effort for both beverages and non-beverage consumer goods categories.

The anticipated timing of the proposed acquisition is the second quarter of 2020, although there can be no guarantee that the Company will consummate the acquisition, or that the terms or the expected strategic benefits will be consistent with the descriptions provided herein.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Alexander Mountjoy
(Signature)

Alexander Mountjoy
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Alexander Mountjoy
(Signature)

Alexander Mountjoy
(Name)

CEO
(Title)

December 30, 2019
(Date)

I, Alexander Mountjoy, being the founder of Mountjoy Enterprises, Inc. (the "Company"), hereby certify as of this that:

(i)   the accompanying unaudited financial statements of the Company, which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2018 and 2017 (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii)   the tax return information included in this Form reflects accurately the information reported on the tax return for the Company filed for the fiscal year ended December 31, 2018 and 2017.

/s/Alexander Mountjoy
(Signature)

Alexander Mountjoy
(Name)

CEO
(Title)

December 30, 2019
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript

EXHIBIT A
Financial Statements

Mountjoy Enterprises
Profit & Loss
January through December 2017

	Jan - Dec 17
Ordinary Income/Expense	
Income	
Sales	3,680.00
Total Income	3,680.00
Cost of Goods Sold	
Direct Costs	
Cost of Goods Sold	0.00
Materials & Supplies	1,472.00
Freight to Customers	0.00
Inventory Adjustments	344.08
Total Direct Costs	1,816.08
Total COGS	1,816.08
Gross Profit	1,863.92
Expense	
Indirect Costs	
Facilities Costs	
Rent Expense	4,200.61
Depreciation Expense	16,200.69
General Liability Insurance	526.00
Less Manufacturing Overhead	0.00
Materials & Supplies	
Factory Supplies	0.00
Office Supplies	0.00
Shipping Supplies	0.00
Materials & Supplies - Other	0.00
Total Materials & Supplies	0.00
Tools & Equipment	0.00
Utilities	
Communications	549.40
Software Subscriptions	927.08
Total Utilities	1,476.48
Total Facilities Costs	22,403.78
Total Indirect Costs	22,403.78
Wages	
Wages & Salaries	
Less Manufacturing Labor	0.00
Wages & Salaries - Other	0.00
Total Wages & Salaries	0.00
Compensation of Officers	43,991.74
Overtime	0.00
Payroll Taxes	
Federal Unemployment	0.00
State Unemployment	0.00
Payroll Taxes - Other	0.00
Total Payroll Taxes	0.00
Contractor Payment	0.00
Vacation Pay	249.81
Workers Compensation	0.00
Wages - Other	0.00
Total Wages	44,241.55
Inventory Adjustment	0.00

Mountjoy Enterprises
Profit & Loss
January through December 2017

	Jan - Dec 17
Administrative Costs	
Advertising & Marketing	35,005.78
Amortizational Costs	54.90
Bank Charges & Fees	191.00
Commissions and Fees	500.00
Contractors	0.00
Interest Paid	1,372.81
Meals & Entertainment	566.45
Legal & Professional Services	0.00
Office Expense	621.77
Office Supplies & Software	1,960.48
Other Business Expenses	926.84
Postage & Shipping	1,884.44
R&D Expense	184.63
Reconciliation Discrepancies	-0.01
Rent & Lease	0.00
Repairs & Maintenance	0.00
Reimbursable Expenses	2,735.98
Travel	435.80
Website	25,000.00
Total Administrative Costs	71,440.87
Total Expense	138,086.20
Net Ordinary Income	-136,222.28
Net Income	**-136,222.28**

Mountjoy Enterprises
Profit & Loss
January through December 2018

	Jan - Dec 18
Ordinary Income/Expense	
Income	
Sales	421,896.71
Total Income	421,896.71
Cost of Goods Sold	
Direct Costs	
Cost of Goods Sold	199,046.71
Freight to Customers	17,390.04
Total Direct Costs	216,436.75
Total COGS	216,436.75
Gross Profit	205,459.96
Expense	
Indirect Costs	
Facilities Costs	
Rent Expense	69,499.80
Depreciation Expense	23,684.00
Equipment Rental	1,163.20
General Liability Insurance	6,171.59
Less Manufacturing Overhead	-11,729.15
Materials & Supplies	
Factory Supplies	1,453.71
Manufacturing Supplies	2,849.58
Packaging Supplies	429.64
Shipping Supplies	594.74
Materials & Supplies - Other	1,685.66
Total Materials & Supplies	7,013.33
Security Expense	598.52
Tools & Equipment	4,116.20
Utilities	
Communications	1,997.94
Gas and Electricity	1,671.63
Rubbish & Hauling	195.87
Software Subscriptions	7,071.05
Total Utilities	10,936.49
Facilities Costs - Other	5,265.84
Total Facilities Costs	116,719.82
Total Indirect Costs	116,719.82

Mountjoy Enterprises
Profit & Loss
January through December 2018

	Jan - Dec 18
Wages	
Wages & Salaries	
Less Manufacturing Labor	-70,874.20
Wages & Salaries - Other	70,874.20
Total Wages & Salaries	0.00
Compensation of Officers	158,749.92
Overtime	0.00
Payroll Taxes	
Federal Unemployment	19.57
State Unemployment	251.58
Payroll Taxes - Other	17,739.61
Total Payroll Taxes	18,010.76
Contractor Payment	21,501.88
Health Insurance	6,543.66
Sick Pay	0.00
Vacation Pay	0.00
Workers Compensation	110.00
Total Wages	204,916.22
Inventory Adjustment	
Inventory Loss to Drift	-200.88
Inventory Loss to Waste	1,411.32
Other Adjustment	380.32
Total Inventory Adjustment	1,590.76
Administrative Costs	
Advertising & Marketing	
Point of Sale	4,732.70
Trade Samples	3,370.23
Advertising & Marketing - Other	1,646.00
Total Advertising & Marketing	9,748.93
Amortizational Costs	165.00
Bank Charges & Fees	4,527.00
Car & Truck	3,398.67
Clearing	-386.55
Commissions and Fees	58,810.81
Customs Clearance	194.00
Insurance	-830.21
Interest Paid	22,919.34
Meals & Entertainment	589.68
Legal & Professional Services	6,153.61
Merchant Service Fees	665.55

Mountjoy Enterprises
Profit & Loss
January through December 2018

	Jan - Dec 18
Office Expense	1,085.51
Office Supplies & Software	322.80
Other Business Expenses	7,426.32
Postage & Shipping	101.69
R&D Expense	1,559.82
Recruitment Advertising	320.00
Reconciliation Discrepancies	4.64
Repairs & Maintenance	1,422.02
Reimbursable Expenses	2,311.36
Taxes & Licenses	119.00
Travel	620.44
Total Administrative Costs	121,249.43
Unapplied Cash Bill Payment Exp	0.00
Total Expense	444,476.23
Net Ordinary Income	-239,016.27
Net Income	**-239,016.27**

Mountjoy Enterprises
Balance Sheet
As of December 31, 2017

	Dec 31, 17
ASSETS	
Current Assets	
Checking/Savings	
Union Bank Checking	113.22
Total Checking/Savings	113.22
Accounts Receivable	
Accounts Receivable (A/R)	3,679.80
Total Accounts Receivable	3,679.80
Other Current Assets	
Inventories	
Finished Goods	2,400.00
Raw Materials	12,395.11
Work-In-Progress	5,122.11
Work in Process - Labor	83,495.35
Total Inventories	103,412.57
Total Other Current Assets	103,412.57
Total Current Assets	107,205.59
Fixed Assets	
Equipment	16,200.69
Accumulated Depreciation	-16,200.69
Total Fixed Assets	0.00
Other Assets	
Organizational Costs	2,470.38
Accumulated Amortization	-54.90
Security Deposits	100.00
Total Other Assets	2,515.48
TOTAL ASSETS	**109,721.07**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	67,250.19
Total Accounts Payable	67,250.19
Other Current Liabilities	
Mountjoy Family LOC	32,889.15
Total Other Current Liabilities	32,889.15
Total Current Liabilities	100,139.34
Total Liabilities	100,139.34
Equity	
Founder's Investment	10,000.00
Paid in Capital - Stock Warrant	135,804.01
Net Income	-136,222.28
Total Equity	9,581.73
TOTAL LIABILITIES & EQUITY	**109,721.07**

Mountjoy Enterprises
Balance Sheet
As of December 31, 2018

	Dec 31, 18
ASSETS	
Current Assets	
Checking/Savings	
Cash on Hand	425.44
PayPal	746.53
Union Bank Checking	-2,317.25
Venmo	36.65
Total Checking/Savings	-1,108.63
Accounts Receivable	
Accounts Receivable (A/R)	41,650.45
Total Accounts Receivable	41,650.45
Other Current Assets	
Inventories	
Finished Goods	13,672.35
Raw Materials	29,436.05
Work-In-Progress	11,107.42
Work in Process - Labor	83,495.35
Total Inventories	137,711.17
Undeposited Funds	1,274.21
Total Other Current Assets	138,985.38
Total Current Assets	179,527.20
Fixed Assets	
Equipment	39,884.13
Accumulated Depreciation	-39,884.69
Total Fixed Assets	-0.56
Other Assets	
Organizational Costs	2,470.38
Accumulated Amortization	-219.90
Security Deposits	60,100.00
Total Other Assets	62,350.48
TOTAL ASSETS	**241,877.12**

Mountjoy Enterprises
Balance Sheet
As of December 31, 2018

	Dec 31, 18
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	94,509.81
Total Accounts Payable	94,509.81
Credit Cards	
Credit Card - **4835**	19,251.46
Credit Card - **5680**	7,041.33
Total Credit Cards	26,292.79
Other Current Liabilities	
CRV Payable	8.89
Inventory Offset Account	-42,574.47
Mountjoy Family LOC	48,392.55
Sales Tax Payable	319.06
Short Term Debt	70,000.00
Total Other Current Liabilities	76,146.03
Total Current Liabilities	196,948.63
Long Term Liabilities	
Due to Shareholder	4,363.03
Total Long Term Liabilities	4,363.03
Total Liabilities	201,311.66
Equity	
Founder's Investment	10,000.00
Paid in Capital - Stock Warrant	420,000.00
Prior Period Adjustment	-14,195.99
Retained Earnings	-136,222.28
Net Income	-239,016.27
Total Equity	40,565.46
TOTAL LIABILITIES & EQUITY	**241,877.12**

Mountjoy Enterprises
Statement of Cash Flows
January through December 2017

	Jan - Dec 17
OPERATING ACTIVITIES	
Net Income	-136,222.28
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable (A/R)	-3,679.80
Inventories:Finished Goods	-2,400.00
Inventories:Raw Materials	-12,395.11
Inventories:Work-In-Progress	-5,122.11
Inventories:Work in Process - Labor	-83,495.35
Accounts Payable (A/P)	67,250.19
Mountjoy Family LOC	32,889.15
Net cash provided by Operating Activities	-143,175.31
INVESTING ACTIVITIES	
Equipment	-16,200.69
Accumulated Depreciation	16,200.69
Organizational Costs	-2,470.38
Accumulated Amortization	54.90
Security Deposits	-100.00
Net cash provided by Investing Activities	-2,515.48
FINANCING ACTIVITIES	
Founder's Investment	10,000.00
Paid in Capital - Stock Warrant	135,804.01
Net cash provided by Financing Activities	145,804.01
Net cash increase for period	113.22
Cash at end of period	**113.22**

Mountjoy Enterprises
Statement of Cash Flows
January through December 2018

	Jan - Dec 18
OPERATING ACTIVITIES	
Net Income	-238,080.75
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable (A/R)	-38,003.38
Inventories:Finished Goods	-11,272.92
Inventories:Raw Materials	-41,561.10
Inventories:Work-In-Progress	-11,213.09
Accounts Payable (A/P)	27,141.34
Credit Card - 4835	19,251.46
Credit Card - 5680	7,041.33
CRV Payable	8.89
Inventory Offset Account	-13,548.00
Mountjoy Family LOC	15,503.40
Sales Tax Payable	319.06
Short Term Debt	70,000.00
Net cash provided by Operating Activities	-214,413.76
INVESTING ACTIVITIES	
Equipment	-23,683.44
Accumulated Depreciation	23,684.00
Accumulated Amortization	165.00
Security Deposits	-60,000.00
Net cash provided by Investing Activities	-59,834.44
FINANCING ACTIVITIES	
Due to Shareholder	4,363.03
Paid in Capital - Stock Warrant	284,195.99
Prior Period Adjustment	-14,195.99
Net cash provided by Financing Activities	274,363.03
Net cash increase for period	114.83
Cash at beginning of period	113.22
Cash at end of period	**228.05**

EXHIBIT B
Company Summary



MicroVentures

MOUNTJOY®
SPARKLING

Company: Mount Joy Sparkling

Market: Cannabis and beverages

Product: CBD-infused sparkling water

Company Highlights

- Currently sells sparkling waters in retail stores with the assistance of 14 distributors in seven different states
- Retail outlets includes small grocery chains, bars, convenience stores, health food and specialty stores
- As of October 2019, the company has generated approximately $822,084 in revenue since 2017
- Raised $565,000 in total funds since its inception in 2017

EXECUTIVE SNAPSHOT

Mountjoy Sparkling is the brainchild of Alex Mountjoy and was inspired by the thirsty demands of his own family. He created Mountjoy Sparkling to combine the potential health benefits of cannabidiol (CBD) with pure, revitalizing sparkling water. The company also provides tetrahydrocannabinol (THC)—the psychoactive compound found in marijuana—infused beverages in California where THC is legalized.

Mountjoy currently sells its sparkling waters in retail stores with the assistance of 14 distributors in seven different states. Retail outlets include small grocery chains, bars, convenience stores, health food and specialty stores. The company plans to begin increasing its distribution of CBD-infused beverages in the coming months to 22 additional states. So far, the company has raised $585,000 in total funds since its inception in 2017.



PERKS

You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing. The perks below, subject to [Regulation CF investment limits](), are not inclusive of lower dollar amount perks, except where otherwise noted.

Early bird investors that purchase the first 50,000 Crowd Notes, and thereby fund the first $50,000, will receive Crowd Notes with a conversion provision based on a $4.5 million valuation cap instead of a $5.5 million valuation cap. That means, in connection with equity financing of at least $1,000,000, the company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $4.5 million valuation cap (instead of $5.5 million).



$250: Mountjoy Sparkling CBD Assorted Flavors 12 Pack

$500: Mountjoy Sparkling CBD Assorted Flavors 24 Pack

$1,000: Investor Bronze Discount - Mountjoy Sparkling CBD Assorted Flavors 12 Pack + 10% off all future online purchases for one year

$2,500: Investor Silver Discount - Mountjoy Sparkling CBD Assorted Flavors 12 Pack + 20% off all future online purchases for three years

$5,000: Investor Gold Discount - Mountjoy Sparkling CBD Assorted Flavors 12 Pack + 30% off all online purchases for five years

$10,000: Two round-trip tickets to visit the Mountjoy Sparking facility + a gift bag of assorted flavors

COMPANY SUMMARY

Opportunity

In 2018, the U.S. Farm Bill designated hemp—from which cannabidiol (CBD) is derived—as an agricultural crop and made it legal to farm nationwide.[i] While additional research is needed, studies suggest that CBD may help patients fall, and stay, asleep and may also be a viable treatment option for certain types of chronic pain. The strongest scientific evidence for CBD's treatment of health issues is its effectiveness in fighting childhood epilepsy syndromes.[ii] Due to an increase in consumer interest, companies have begun bringing CBD-based products, such as CBD-infused beverages, to market to meet the growing demand.[iii] According to Zenith Global, a market research firm, U.S. sales of CBD-based drinks reached $86 million in 2018 and are projected to reach $1.4 billion by 2023.[iv]



Large alcohol brands like Molson Coors, Anheuser-Busch InBev, and Heineken have noticed the potential of CBD and have invested in cannabis-infused (e.g. CBD and THC) drinks as a result.[v] In fact, Constellation Brands—one of the top three beer producers in the U.S.—made a $4 billion investment in Canopy Growth—a cannabis and hemp consumer products company—in August 2018.[vi] Additionally, beverage companies such as Coca-Cola, Pepsi, and Starbucks have indicated interest in cannabis-based and cannabis-infused beverages.[vii]

Mountjoy Sparkling offers cannabis-infused sparkling water created from fresh filtered carbonated water and full-spectrum cannabis oils. The company utilizes a proprietary, full-spectrum process uniquely suited to edibles and beverages to offer naturally flavored beverages with a hint of fruit, such as orange, peach, and lemon lime. Mountjoy was initially founded in a backyard barn on Alex's sheep rescue farm—aptly named Crybaby Ranch—



and has since moved into a warehouse space in Petaluma, California. The new location provides the company with truck loading and staging bays and has better access to established beverage distribution routes.




Product

Mountjoy's sparkling waters offer a refreshing, calorie-free drink for health conscious individuals. The company's flagship product, Mountjoy Sparkling CBD, is a full-spectrum CBD beverage with 10mg of industrial hemp-derived CBD. Mountjoy is made using a proprietary, full-spectrum process uniquely designed for edibles and beverages in particular. The company's process—trade-named NanoTonic—receives ongoing development attention. Flavors include Blackberry, Orange, Lemon Lime, Peach and Natural.



MountJoy Sparkling (CBD)
Blackberry



MountJoy Sparkling (CBD)
Orange



MountJoy Sparkling (CBD)
Lemon Lime







MountJoy Sparkling (CBD)
Peach

MountJoy Sparkling (CBD)
Natural

MountJoy Sparkling (CBD)
Assorted Flavors

Mountjoy's products are intended for health-conscious individuals who care about their bodies and the environment. As such, Mountjoy Sparkling CBD waters are packaged in convenient, portable, resealable 16 oz. polyethylene terephthalate (PET) bottles. PET is inexpensive, lightweight, resealable, shatter-resistant, and highly recyclable.[viii] Recycled PET—known as RPET—is the most widely recycled plastic in the world.[ix] RPET is used in products such as:

- Polyester carpet fiber
- Fabric for T-shirts
- Sweaters
- Athletic shoes
- Fiberfill for sleeping bags and winter coats

The company also plans to offer alternative packaging formats such as glass and cans, to satisfy various preferences and social situations.

Use of Proceeds



Mountjoy has built a distribution business model to help expansion efforts. The funds raised will be used to increase distribution throughout the U.S., drive sales and marketing, build brand identity, and introduce new



packaging solutions—such as glass bottles or aluminum cans—for varying situations. The company intends to allocate funds in the following manner:

If Mountjoy raises the minimum amount of $25,000, it plans to use the proceeds primarily for the following:

- General marketing (37%)
- Manufacturing (56%)
- Research and Development (7%)

If Mountjoy raises the maximum amount of $107,000, it plans to use the proceeds primarily for the following:

- General marketing (37%)
- Manufacturing (56%)
- Research and development (7%)

Product Roadmap

Mountjoy Enterprises aims to provide new aluminum can packaging for its sparkling water and is currently in talks with a co-packer. It also aims to develop new distribution deals with large beverage distributors in 15 additional states by 2020. Should regulations allow, the company also aims to create partnerships with more large grocery chains to supply CBD beverages in bulk.

Business Model

The bulk of Mountjoy's revenue comes from sales to distributors. On average, a full truckload nets $64,800 (24 pallets at $2,700 per pallet; 60 cases of 24 per pallet), which includes a 25% distributor discount off regular wholesale. ($3,600 *(1-25%) = $2,700). The company's CBD beverages are distributed through standard beverage channels, alongside beer, energy drinks and bottled waters and are sold in groceries, convenience stores, gas stations, bars, and other beverage retailers. Currently, Mountjoy Sparkling Water is sold through 14 different distributors and distributed in seven states. It is also available for purchase through the company's website. Drinks range in price from $30 for a six-pack, $55 for a 12-pack, and $100 for a case of 24 bottles.



Six Pack: $30.00



12 Pack: $55.00



24 Pack: $100.00



Mountjoy's target consumers are individuals looking to actively optimize their daily lives through supplements, superfoods, natural ingredients, exercise, spiritual means, and other holistic approaches. These individuals are open to discovery and may be willing to pay a premium for products that can enhance their daily routine.



USER TRACTION

Mountjoy currently sells its sparkling waters through 14 different beverage distributors and is distributed in seven states. Its CBD products can also be purchased online through the company's website.

Distributors include:

- Aqua More, Better Brands, Bev South Augusta, Classic City, Columbia, Haralambos distributors, Jackson Bev, Macon Bev, Mission Bev Co., North Georgia Distribution, and Olympic Eagle

Current distribution states:

- California, Florida, Georgia, South Carolina, Washington, Missouri, and Michigan

HISTORICAL FINANCIALS

Revenue

2019	Q4 2017	Q1 2018	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019	Q3 2019
Total Revenue	$3,680	$1,190	$83,643	$73,729	$263,334	$67,051	$237,304	73,459

As of October 2019, Mountjoy has generated approximately $822,084 in revenue since inception. Q4 2018 was the company's best sales period to date with a 257% quarter-over-quarter increase in revenue. This was attributed to existing distributors ordering more product along with the addition of new distributors ordering for the first time. So far, total revenue for 2019 has outpaced 2018's performance year-to-date. Through October 2019, Mountjoy has generated $396,507 in revenue year-to-date, up by 45% over total revenue of $272,581 for that same period in 2018. Gross margins for 2017 and 2018 were 51% and 49% respectively.





Expenses

2019	Q4 2017	Q1 2018	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019	Q3 2019
Total Expenses	$18,903	$62,661	$165,620	$154,336	$277,362	$169,219	$239,339	$213,160

As of October 2019, overall expenditures—cost of goods sold (COGS) + operating expenses (OpEx)—have totaled $1,445,468 since inception, with COGS accounting for $426,067 and OpEx accounting for $1,019,402. Year-to-date, expenses have totaled $645,589 which represents a 33% increase over the same period in 2018. Total expenses were $139,902 and 659,977 for years 2017 and 2018 respectively. Expenses for 2018 increased ~372% over totals in 2017.



Net Income

2019	Q4 2017	Q1 2018	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019	Q3 2019
Net Income	$(15,223)	$(61,471)	$(81,976)	$(80,607)	$(14,027)	$(102,168)	$(2,036)	$(139,701)



As of October 2019, Mountjoy has generated a net loss of $623,385 since inception. Year-to-date, the company has incurred a net loss of $249,082 as of October 2019, up 9% from a net loss of $224,053 over the same period in 2018. On average, the company has had a monthly net loss of $24,908 year-to-date for 2019. As of the close of November 1, 2019, the company had $18,419 in cash on hand and an average monthly cash burn of $22,854 in 2018. The company intends to rely on selling inventory, filling upcoming orders, and raising additional capital from supportive investors to fund operations over the near future. Net Income losses for 2019, 2018, and 2017 were $243,904, $238,081, and $136,222 respectively.



INDUSTRY AND MARKET ANALYSIS

In 2018, the U.S. CBD industry grew by nearly 30% to reach a total market size of $10.3 billion and is expected to grow by 32% to reach nearly $13.6 billion through end-of-year 2019. Total combined legal sales are projected to grow at a compound annual growth rate (CAGR) of 14% to reach $30 billion by 2025.[x]

The CBD industry can be split into two categories, hemp-derived CBD and marijuana-derived CBD. The U.S. hemp-derived CBD market is expected to reach $646 million by 2022, while the U.S. marijuana-derived CBD market is expected to reach $647 million by 2022. In 2017, hemp was grown in 19 different states across 25,500 acres of farmland with 70% of land allocated for CBD production, 20% for seed, and 10% for hemp fiber production.[xi]





Within the CBD industry are CBD-infused beverages. According to Zenith Global, a market research firm, U.S. sales of cannabis-based or infused drinks reached $86 million in 2018. Zenith believes the market will undergo substantial growth in the coming years, reaching $1.4 billion by 2023. Key growth drivers for CBD drinks could include a loosening regulatory environment, investment from major beer brewers, and innovation by startups. Additionally, there has been a cultural shift toward drinks with natural ingredients and potential health benefits as consumers look to reduce their alcohol consumption.[xii] In addition to being part of the fast-growing cannabis industry, CBD beverages also stand to benefit from the recent trend in wellness beverages.[xiii]

While infused beverages currently make up only 2-3% of total sales in the adult marijuana industry, Mark Hunter from Molson Coors believes it could soon account for 20-30% of cannabis sales. As a result, large alcohol brands like Molson Coors, Anheuser-Busch InBev, and Heineken have invested in cannabis-infused drinks in recent years.[xiv] Additionally, large beverage companies Coca Cola, Pepsi, and Starbucks have all indicated they're monitoring developments in the cannabis-based or infused beverages market.[xv]

In 2018, the U.S. Farm Bill designated hemp as an agricultural crop and made it legal to farm nationwide.[xvi] The increasing consumer interest in hemp and CBD is currently driving new market entrants to fill shelves with hemp-derived products to meet the growing demand in an evolving regulatory environment.[xvii] Hemp and marijuana are derived from different varieties of the Cannabis sativa species. Marijuana is grown by selectively breeding for high concentrations of the psychoactive tetrahydrocannabinol (THC), whereas hemp is cultivated for high concentrations of cannabidiol (CBD). According to the Farm Bill, hemp is legal provided that it contains no more than 0.3% THC.[xviii] While additional research is needed, studies suggest that CBD may help patients fall, and stay, asleep and may also be a viable treatment option for certain types of chronic pain. The strongest scientific evidence for CBD's treatment of health issues is its effectiveness in fighting childhood epilepsy syndromes such as Dravet Syndrome and Lennox-Gastaut syndrome (LGS).[xix]

Although the Farm Bill changed the federal government's position on hemp farming and the production of CBD oils, individual states have not responded in-kind. The debate on the substance's legality is still murky.





Over the last few years, the space has seen a significant increase in both the amount of venture capital invested and overall deal count:

- In 2018, venture capital financings in cannabis companies surpassed $1.6 billion, a record high, and a 193% increase from 2017
- Deal count in 2018 was also record-setting, with 225 venture financings
- 2017 also saw significant growth in funding towards cannabis companies, with nearly $555 million invested, a 143% year-over-year increase, across 173 total deals
- Deal count surpassed 100 total deals for the first time in 2015, with 123 such venture financings, a 124% increase from 2014
- Between 2008 and 2018, there has been $2.97 billion invested across 722 venture capital deals in cannabis companies
- Over 70% of the capital invested from 2008 to 2018 occurred in 2017 and 2018[xx]




Recess: Founded in 2017, Recess is a consumer wellness brand offering sparkling water infused with hemp extract. The company offers flavors for sparkling water like blackberry chai, peach ginger, and pomegranate hibiscus. Each flavor of sparkling water is made with hemp extract (typically 10mg of broad-spectrum oil), American ginseng, L-theanine, schisandra, filtered water, flavor concentrate, and cane sugar. An eight-pack of 12oz cans sells for $39.99 on the Recess website.[xxi] Since the company launched in October 2018, it has sold around 400,000 cans.[xxii] It has raised $3 million in total as of February 2019.[xxiii]

Queen City Hemp: Founded in 2015, Queen City Hemp is a provider of a range of CBD products including seltzers, oils, and topical creams. The company's seltzers come in four different flavors: blood orange, passion fruit, guava, and lemon lavender. Ingredients in Queen City Hemp seltzers include carbonated water, natural flavors, sorbate, and 5mg of CBD from hemp extract. A twenty-four pack of 12oz cans can be purchased on the company's website for $89.99.[xxiv] Queen City Hemps' oils and topical creams come with higher doses of CBD and range in price from $39.99 to $59.99. In January 2019, the company expanded its product availability to all 50 states.[xxv]

Sprig: Founded in 2015, Sprig produces CBD-infused sparkling water. The company currently offers flavors including citrus, citrus zero sugar, lemon tea zero sugar, and melon zero sugar. Each can of Sprig sparkling water is made with 20mg of CBD isolate, derived from hemp. Other ingredients found in Sprig sparking water includes carbonated water, cane sugar, flavor extract, gum arabic, fruit and vegetable juice, and beta carotene. A twelve-pack of 12oz cans sells for $50.00.[xxvi] Sprig became the most-widely distributed CBD drink in the United States in 2019.[xxvii] The company has raised $2.8 million so far in funding.[xxviii]

Sweet Reason: Founded in 2018, Sweet Reason is a CBD-infused beverage brand. The company currently offers three flavors of CBD-infused sparkling water, grapefruit, cucumber mint, and strawberry lavender. Drinks are made with carbonated water, natural flavors, and 7mg of CBD isolate from organic hemp. A six-pack of 12oz cans sells for $39.99 on the Sweet Reason website.[xxix] Sweet Reason drinks are currently offered in around 200 retailers in New York. The company raised $2.5 million in a seed round led by Lerer Hippeau with participation from RiverPark Ventures, Max Ventures, Subversive Capital, and angel investors in July 2019.[xxx]

Weller: Founded in 2017, Weller provides an assortment of CBD-infused products including a water-soluble CBD powder, CBD-infused sparkling water, and CBD-infused coconut bites. These products contain 0% THC, are lab-tested and verified for potency, and contain 25 mg of broad-spectrum hemp extract per serving.[xxxi] Weller Snacks products can be purchased through the company's website, with prices ranging from $14.99 for three packages of coconut bites[xxxii] to $80 for the Barista Blend water-soluble CBD powder.[xxxiii] In July 2019, the company raised a $3 million Series Seed round, of which MicroVentures participated, bringing its total funding amount to date to $4.25 million.[xxxiv]




Alexander Mountjoy, Founder and CEO: Alex is a serial entrepreneur with 25 years of leadership experience in product design and innovation, domestic and overseas manufacturing, sales management, and factory engineering. He has a Bachelor of Arts in Physics from Tufts University. Mountjoy Sparkling was conceived on the eight-acre ranch in Sonoma County, California that Alex calls home.

PAST FINANCING

Security	Issue Date	Amount	Valuation Cap	Discount
SAFE Note 9	Aug-19	$65K	$5M	80%
SAFE Note 8	Jan-19	$100K	$5M	80%
SAFE Note 7	May-18	$120K	$5M	80%
SAFE Note 6	Apr-18	$50K	$4M	80%
SAFE Note 5	Jan-18	$50K	$5M	80%
SAFE Note 4	Jan-18	$25K	$5M	50%
SAFE Note 3	Aug-17	$125K	$4M	80%
SAFE Note 2	Jun-17	$25K	$5M	80%
SAFE Note 1	Jun-17	$25K	$5M	50%

Investors:	• Anauj Investement Group	• CannaAngles, LLC.

So far, Mountjoy has raised $565,000 from investors via SAFE Notes. It also issued a $20,000 SAFE to Willington Research Corporation for previous work performed. The company issued two warrants to Ackrell Capital and CannaAngels LLC redeemable for 1% and 0.5% of the company's fully diluted capitalization respectively.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $107,000
Valuation Cap: $4.5 million or $5.5 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $4.5 million or $5.5 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.


Bevnet: Mountjoy Sparkling Announces New Products and Distribution Partner
Bevnet: Mountjoy Sparkling Releases Cannabis-Infused Sparkling Water
Cashinbis: Mountjoy Sparking Water: Modeling Consumer Goods Cannabis Products off National Brands
Marijuana Venture: Product Spotlight: Mountjoy Sparkling Water
MarketWatch: Mountjoy Sparkling Redefines Relaxation with Cannabis-Infused Sparkling Water out of Sonoma County

RISKS

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,



- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

i https://www.supermarketnews.com/organic-natural/boomers-and-millennials-alike-are-buzzing-about-CBD
ii https://www.health.harvard.edu/blog/cannabidiol-cbd-what-we-know-and-what-we-dont-2018082414476
iii https://www.supermarketnews.com/organic-natural/boomers-and-millennials-alike-are-buzzing-about-CBD
iv https://www.zenithglobal.com/articles/2351?+US+cannabis+based+drinks+market+to+pass+%241+billion+in+2022
v https://www.theverge.com/2019/7/30/18639829/weed-beer-drinkable-marijuana-cannabis-drinks-alcohol
vi https://www.brewbound.com/news/constellation-brands-4-billion-investment-in-canopy-growth-closes
vii https://www.forbes.com/sites/joemicallef/2019/05/22/how-the-cannabis-industry-is-revolutionizing-the-beverage-sector/#131c28395673
viii https://www.thebalancesmb.com/recycling-polyethylene-terephthalate-pet-2877869
ix https://www.thebalancesmb.com/recycling-polyethylene-terephthalate-pet-2877869
x https://newfrontierdata.com/marijuana-insights/u-s-legal-cannabis-market-growth/
xi https://www.globenewswire.com/news-release/2018/08/14/1551412/0/en/CBD-industry-to-grow-to-2-Billion-by-2022.html
xii https://www.zenithglobal.com/articles/2351?+US+cannabis+based+drinks+market+to+pass+%241+billion+in+2022
xiii https://www.businessinsider.com/marijuana-infused-beverages-600-million-market-2022-2018-9
xiv https://www.theverge.com/2019/7/30/18639829/weed-beer-drinkable-marijuana-cannabis-drinks-alcohol
xv https://www.forbes.com/sites/joemicallef/2019/05/22/how-the-cannabis-industry-is-revolutionizing-the-beverage-sector/#131c28395673
xvi https://www.supermarketnews.com/organic-natural/boomers-and-millennials-alike-are-buzzing-about-CBD
xvii https://www.supermarketnews.com/organic-natural/boomers-and-millennials-alike-are-buzzing-about-CBD
xviii http://fortune.com/2018/12/21/hemp-federal-farm-bill/
xix https://www.health.harvard.edu/blog/cannabidiol-cbd-what-we-know-and-what-we-dont-2018082414476



xx PitchBook Data, Inc.; Downloaded on March 28, 2019

xxi https://www.takearecess.com/products/blackberry-chai

xxii https://www.poughkeepsiejournal.com/story/life/food/2019/02/14/recess-CBD-infused-sparkling-water-cannabidiol-hudson-valley/2605878002/

xxiii https://www.cnbc.com/2019/02/13/online-brand-recess-just-opened-its-first-store-to-sell-CBD-drinks.html

xxiv https://queencityhemp.com/product/CBD-seltzer/?radius=25

xxv https://www.just-drinks.com/news/queen-city-hemp-takes-CBD-seltzers-nationwide-as-us-farm-bill-sparks-hemp-boost_id127560.aspx

xxvi https://drinksprig.com/products/citrus-zero-sugar

xxvii https://www.bloomberg.com/news/articles/2019-05-10/CBD-cold-brew-hard-kombucha-a-guide-to-the-summer-12-pack

xxviii https://www.nanalyze.com/2018/08/cannabis-drinks-investment-opportunity/

xxix https://drinksweetreason.com/products/grapefruit

xxx https://www.foodnavigator-usa.com/Article/2019/07/02/Sweet-Reason-raises-2.5m-to-support-CBD-infused-sparkling-flavored-water-rollout

xxxi https://www.welleryou.com/

xxxii https://www.welleryou.com/product-category/bites-coconut/

xxxiii https://www.welleryou.com/product-category/cdb-drink-mix/

xxxiv https://www.bevnet.com/news/2019/weller-raises-3m-in-series-seed-round

EXHIBIT C
Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Mountjoy Enterprises, Inc.
1360 N. McDowell Blvd. Suite 1A
Petaluma, California 94954

Ladies and Gentlemen:

The undersigned understands that Mountjoy Enterprises, Inc., a Corporation organized under the laws of California (the "Company"), is offering up to $107,000.00 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated December 30, 2019 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on March 9, 2020 or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

   a) The Company is duly formed and validly existing under the laws of California, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) *No Guaranty.*

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) *Status of Undersigned.*

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) *Restrictions on Transfer or Sale of Securities.*

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying

upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Dispute Resolution.

a) *General Rule.*

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) *Appeal of Award.*

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) *Effect of Award.*

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

   d) *No Class Action Claims.*

   NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

13. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to conflict of law principles thereof.

14. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

15. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

16. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	1360 N. McDowell Blvd. Ste 1A Petaluma, California 94954 Attention: Alexander Mountjoy
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

17. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

18. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

19. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription

Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

20. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Mountjoy Enterprises, Inc.
By_____ Name: Title:

EXHIBIT D

Crowd Note

MOUNTJOY ENTERPRISES, INC.

CROWD NOTE

FOR VALUE RECEIVED, Mountjoy Enterprises, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $4.5 million for Investors of the first $25,000.00 in principal amount of the Crowd Note; $5.5 million for Investors of the remainder of the Crowd Note following the purchase by Investors of the first $25,000.00 in principal amount of the Crowd Notes.

The "**Discount Rate**" is 20%.

The "**Offering End Date**" is March 9, 2020.

1. Definitions.

    a.   "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

    b.   "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal:

        i.   Investors that purchase the first 25,000 Crowd Notes and thereby fund the first $25,000.00 will receive Crowd Notes with a conversion provision based on a $4.5 million valuation cap instead of a $5.5 million valuation cap. That means, in connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share paid for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per unit based on a $4.5 million valuation cap [instead of $5.5 million].

        ii.   The lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the $5.5 million Valuation Cap by (2) the

1

Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c.   "**Corporate Transaction**" shall mean:

    i.   the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

    ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity), the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

    iii. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d.   "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e.   "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f.   "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g.   "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h.   "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.00

i.   "**Maximum Raise Amount**" shall mean $107,000.00 under Regulation CF.

j.   "**Outstanding Principal**" shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000.00 raised via Regulation CF.

2. Conversion of the Crowd Note

1. **Qualified Equity Financing. Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:**

    a. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

    b. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        i. Converting this Crowd Note into that number of Conversion Shares equal to the quotient obtained by dividing the Purchase Price by the Conversion Price, or

        ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any

communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of California as applied to other instruments made by California residents to be performed entirely within the state of California, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

   1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in California unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

   2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

   3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

   4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Pitch Deck

MOUNTJOY®
SPARKLING


MOUNTJOY
SPARKLING
CBD
SPARKLING WATER
LEMON LIME


Be
Bubbly.




MOUNTJOY
SPARKLING



Let's Evolve

MOUNTJOY®
SPARKLING

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

Company Highlights

- Produces a calorie-free infused sparkling water in five natural flavors.

- Available with 10mg of CBD derived from industrial hemp.

- Made using a proprietary full-spectrum process we believe is uniquely designed to suit edibles and beverages in particular

- 8,000 sq. ft. production facility with truck loading and staging bays and access to established beverage distribution routes

- Distribution relationships in seven states across the U.S.

- Based in Sonoma County, California since 2017

MOUNTJOY
SPARKLING



Our Products

- Contain 10mg of CBD
- Convenient, resealable packaging
- Hint of flavor including:
  - Blackberry, Orange, Peach, Lemon-Lime, Natural



MOUNTJOY
SPARKLING

Mountjoy Lifestyle


MOUNTJOY SPARKLING
MOUNTJOY SPARKLING
MOUNTJOY SPARKLING



REFRESH | DESTRESS | MOTIVATE


CLEAN ENERGY


WORK RESOURCE


PORTABLE POWER

Leadership

Alex Mountjoy - Founder, CEO

- Executive leadership in consumer goods design, manufacturing and sales
- Former Director of Customer Experience at Crater
- Past CEO of Dolce Mia Designs
- Previous hardware and software engineer
- Bachelor of Arts in Physics from Tufts University



MOUNTJOY
SPARKLING

Facilities & Capacity



- Large, open warehouse enables manufacturing, truckload staging – adjacent to R&D, sales, marketing

- Adjacent to experienced labor pool

- Facility, services and water scalable for growth

- Location capacity: $30M per year

- 8,000 sq. ft. facility, north of San Francisco in Petaluma

- Street front visibility

- Easy access for tractor trailers

- Established beverage shipping lane

MOUNTJOY
SPARKLING

CBD Beverage Market Expanding

According to Zenith Global, a market research firm, U.S. sales of CBD-based drinks reached $86 million in 2018 and are projected to reach $1.4 billion by 2023*.


MOUNTJOY®
SPARKLING
+LET'S EVOLVE
MOUNTJOY®
SPARKLING
CBD
INFUSED SPARKLING WATER
Conceive.Believe.Do.™
To inspire life's quest to be your best, connected self, we've created a refreshing and vitalizing sparkling water to ground your being and ignite your senses.
Pure, super sparkly water infused with the finest full-spectrum hemp extract.
Zero calorie, zero carb, zero sugars.
product info
CBD 10 mg
fast acting
Made With Nanotonic Technology
mountjoysparkling.com

https://www.zenithglobal.com/articles/2351?+US+cannabis+based+drinks+market+to+pass+%241+billion+in+2022

Cannabis Market Opportunity

While infused beverages currently make up only 2-3% of total sales in the adult marijuana industry, Mark Hunter from Molson Coors believes it could soon account for 20-30% of cannabis sales.

U.S. Legalized Cannabis Spending ($Billions) *



*https://newfrontierdata.com/marijuana-insights/u-s-legal-cannabis-market-growth/
**https://www.npr.org/2019/08/23/753791322/california-says-its-cannabis-revenue-has-fallen-short-of-estimates-despite-gains

MOUNTJOY
SPARKLING®

Infused Beverage Market Gaining Attention









Lagunitas introduces 'IPA-Inspired' Cannabis Sparkling Water

Heineken's Lagunitas unit will sell Hi-Fi Hops in California, with 10mg THC/CBD.[i]

Molson Coors Entering Canadian Cannabis Market

Molson Coors Canada will team with The Hydropothecary Corporation (HEXO) "to pursue non-alcoholic, cannabis-infused beverages for the Canadian market".[ii]

Constellation Invests $4B in Cannabis Company, Canopy

Constellation Brands Inc. invested an additional $4B in Canopy Growth Corp. and plan to develop and market cannabis-infused beverages.[iii]

Coca-Cola eyes CBD Beverage Market, Aurora Cannabis

Coca-Cola stated it is "closely watching" the growth of CBD as an ingredient in functional wellness beverages and is reportedly in talks with Aurora Cannabis.

i. https://adage.com/article/cmo-strategy/lagunitas-introduces-ipa-inspired-sparking-water-infused-thc/314038
ii. https://www.cnbc.com/2018/08/01/molson-coors-makes-cannabis-infused-beverage-deal-in-canada.html
iii. https://www.cnbc.com/2018/08/15/corona-maker-constellation-ups-bet-on-cannabis-with-4-billion-investm.html
iv. https://www.bloomberg.com/news/articles/2018-09-17/coca-cola-eyes-cannabis-market-in-push-beyond-sluggish-sodas

MOUNTJOY® SPARKLING

10

California Distribution (THC Products)



- Partnering with Pacific Expeditors, a distributor in the cannabis space
- Based in Santa Rosa, California with distribution capabilities throughout the state
- Provides full suite of services to assist in sales, distribution and all related needs to deliver product to consumers

An opportunity awaits...



Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

<u>**Company Risk**</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,

- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,

- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,

- Changes in laws and regulations materially affecting the company's business,

- Liability risks and labor costs and requirements that may jeopardize the company's business,

- Dependence on and inability to hire or retain key members of management and a qualified workforce,

- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,

- Issuance of additional company equity securities at prices dilutive to existing equity holders,

- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and

- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F
Video Transcript

Final Video:
https://www.dropbox.com/s/pjdlgwt0l8zthn9/Mountjoy%20Sparkling%20Commercial%20V3%20Final.mp4?dl=0

Pt. A Genesis

I had a *looming* work project.

I did *not* want to do it. I *had* to do it. It was going to take all I had.

I needed a drink.

But I knew alcohol was *not* the answer.

We already had a family factory in the garage making sparkling water. Why not combine the two — cannabis and sparkling water?

I wanted to create the perfect drink.

Pt. B Started the Company

- That was the winter of 2015.

- Throughout 2016, we were working on fine-tuning, and visualizing.

- 2017, June, we incorporated, and started raising money.

In the spring of 2018, by partnering with beverage distributors, Mountjoy Sparkling was already making a name for itself.

Between April and October 2018, we went from shipping one pallet — just under 1500 bottles, to shipping an entire truckload -- 35,000 bottles.

3 states became 7 states.

A barn became an 8,000 square feet bottling plant.

I knew we were headed in the right direction.

Pt. C The Product – What's unique.

Our flagship product, Mountjoy Sparkling CBD, is a full-spectrum CBD beverage targeted at the mainstream beverage market. Designed as a healthy alternative to alcoholic drinks and sugary sodas, zero-calorie Mountjoy Sparkling offers health-conscious consumers a way to make a lifestyle change that we believe is positive, easy, convenient and makes sense.

What's unique about Mountjoy Sparking?

- We have our own technology. Plants come in the door. Delicious sparkling water goes out.

Our growth plans for 2020 include expanding from 7 states to 22 and introducing a new aluminum can format for our beverage.

Pt. D The Ask

And that's why we need your help.

We're raising growth capital to build Mountjoy into a national leader, not only in sparkling beverages, but in the whole CBD consumer space.

Streamlining production, sourcing premium raw materials, developing new packaging and flavors, and exploring strategic acquisitions that could yield new product lines and markets, and add new technologies to our growing bank of IP.

We *can be* a leader in a cultural evolution toward CBD-enhanced living. With the refreshing taste of our premium sparkling water, our wide pallet of mouth-watering flavors, and the

positive effect that you may feel from our products, we believe our business can make the right impact in bringing health-conscientious products like ours to the forefront of this industry.

We're dedicated not only to this raise, but to the long-term vision of our business. We hope that you will join us during this exciting time to be a part of Mountjoy Sparking by backing our crowdfunding campaign today.